Exhibit 99.1

Corporación América Airports S.A. Reports May 2026 Passenger Traffic

Total passenger traffic broadly stable YoY

International passenger traffic up 7.3% YoY; up 7.2% YoY in Argentina

Luxembourg, June 18, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today a 0.2% year-on-year (YoY) decrease in passenger traffic in May 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)

Statistics	May'26	May'25	% Var.	YTD’26	YTD’25	% Var.
Domestic Passengers (thousands)	3,206	3,502	-8.5%	17,267	17,671	-2.3%
International Passengers (thousands)	2,991	2,787	7.3%	14,850	13,366	11.1%
Transit Passengers (thousands)	691	614	12.5%	3,646	3,132	16.4%
Total Passengers (thousands)	6,888	6,903	-0.2%	35,762	34,169	4.7%
Cargo Volume (thousand tons)	33	34	-2.7%	166	162	2.3%
Total Aircraft Movements (thousands)	71	71	-1.1%	355	349	1.7%

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic decreased slightly by 0.2% in May compared to the same month in 2025. Domestic traffic declined by 8.5% year over year, primarily driven by lower traffic in Argentina. International traffic, meanwhile, increased by 7.3%, with all operating countries contributing positively on a year-over-year basis except Brazil. Growth was supported by mid- to high-single-digit increases in Uruguay, Argentina, Italy, and Ecuador, as well as double-digit growth in Armenia, despite traffic being partially affected by disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region.

In Argentina, total passenger traffic decreased by 5.7% year over year in May, as growth in international traffic was more than offset by a decline in domestic traffic volumes. Domestic traffic declined by 12.2% year over year, mainly driven by reduced capacity at Flybondi, which operated only three aircraft during the month, and JetSMART, which experienced lower activity due to scheduled maintenance. This was partially offset by increased activity from Aerolíneas Argentinas. The top three domestic destinations were Córdoba, Mendoza and Iguazú. International traffic remained robust, increasing by 7.2% year over year, supported by strong performance at Córdoba Airport and increased capacity from LATAM Airlines, which recorded double-digit year-over-year growth. During May, Arajet announced a new Mendoza–Punta Cana route with three weekly frequencies, while Plus Ultra announced a new Madrid–Ezeiza route with two weekly frequencies, scheduled to commence operations on July 2. The top three international destinations in May were Santiago de Chile, São Paulo, and Madrid.

In Italy, passenger traffic increased by 5.6% year over year, reflecting growth across both the international and domestic segments. International traffic, which represented more than 80% of total passenger volumes, grew by 6.6%, supported by strong demand at both airports, led by Pisa International Airport. Domestic traffic also expanded, rising by 1.3%, with positive contributions from both Pisa and Florence airports.

In Brazil, total passenger traffic increased by 3.6% year over year. Domestic traffic, which accounted for almost 60% of total traffic, declined by 1.9% year over year, while transit passengers increased by a strong 14.7% year over year. Brasília International Airport continues to benefit from its position as a key secondary hub within the domestic network.

In Uruguay, total passenger traffic, predominantly international, increased by 7.0% year over year. Among other developments, Azul Linhas Aéreas Brasileiras recently launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

In Ecuador, passenger traffic increased by 2.6% year over year despite ongoing security concerns. International traffic grew by 5.5%, reflecting strong demand on U.S. routes and increased frequencies operated by American Airlines, Avianca, and LATAM Airlines. Domestic traffic remained broadly stable, as elevated airfares continued to constrain travel demand.

In Armenia, passenger traffic increased by a strong 12.7% year over year, despite disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region. However, the impact was more limited than initially expected, with traffic from Western and Eastern Europe, Asia, and Russia supporting overall growth. The new Wizz Air base at Zvartnots International Airport, launched in late 2025, continued to support connectivity with Europe.

Cargo Volume and Aircraft Movements

Cargo volume, decreased by 2.7% year over year, as growth in Argentina and Armenia was more than offset by declines in Italy, Ecuador, Uruguay, and Brazil. By country, performance was as follows: Argentina (+3.4%), Armenia (+0.6%), Brazil (-2.1%), Italy (-10.8%), Ecuador (-17.7%), and Uruguay (-18.9%). Argentina, Brazil, and Ecuador accounted for nearly 80% of total cargo volumes in May.

Aircraft movements declined by 1.1% year over year, as positive contributions from Armenia, Italy, and Brazil were more than offset by declines in Ecuador, Argentina, and Uruguay. Performance by country was as follows: Armenia (+7.9%), Italy (+2.6%), Brazil (+2.2%), Uruguay (-0.8%), Argentina (-3.4%), and Ecuador (-4.4%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in May.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

Passenger Traffic (thousands)	May'26	May'25	% Var.	YTD'26	YTD'25	% Var.
Argentina	3,340	3,540	-5.7%	19,823	19,366	2.4%
Italy	1,034	979	5.6%	3,736	3,507	6.5%
Brazil	1,405	1,357	3.6%	6,981	6,414	8.8%
Uruguay	181	169	7.0%	1,046	1,013	3.2%
Ecuador	401	390	2.6%	2,050	1,926	6.4%
Armenia	527	468	12.7%	2,127	1,942	9.6%
TOTAL	6,888	6,903	-0.2%	35,762	34,169	4.7%

Cargo Volume (tons)
Argentina	17,482	16,909	3.4%	88,957	84,103	5.8%
Italy	955	1,071	-10.8%	4,416	5,344	-17.4%
Brazil	5,434	5,553	-2.1%	25,703	26,158	-1.7%
Uruguay	2,780	3,427	-18.9%	13,770	14,651	-6.0%
Ecuador	2,815	3,420	-17.7%	13,973	15,439	-9.5%
Armenia	3,233	3,216	0.6%	18,752	16,093	16.5%
TOTAL	32,700	33,595	-2.7%	165,571	161,787	2.3%

Aircraft Movements
Argentina	35,975	37,259	-3.4%	196,791	195,577	0.6%
Italy	9,225	8,995	2.6%	33,358	31,717	5.2%
Brazil	12,884	12,602	2.2%	62,389	59,425	5.0%
Uruguay	2,461	2,480	-0.8%	15,338	15,387	-0.3%
Ecuador	6,108	6,390	-4.4%	31,296	32,020	-2.3%
Armenia	3,885	3,600	7.9%	15,886	15,168	4.7%
TOTAL	70,538	71,326	-1.1%	355,058	349,294	1.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

Page 3 of 3